Exhibit 99.1

FEMSA announces a change in its Board of Directors

Monterrey, Mexico, January 18, 2019 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced that effective today, Mr. Carlos Salazar Lomelín has resigned to the Board of Directors of FEMSA. Mr. Salazar submitted his resignation as a member of the Board of Directors and Advisor to the Executive Chairman of the Board in order to participate as candidate in the election of president of the Consejo Coordinador Empresarial (“CCE”) of Mexico, position to which he was appointed today.

Commenting on today’s announcement, José Antonio Fernández Carbajal, Executive Chairman of the Board of Directors of FEMSA, said: “On behalf of the Board of Directors of FEMSA, we would like to thank Carlos for all his contributions and service to FEMSA during his long and successful career, both as Board member and previously as CEO of the Company, and we wish him every success in this important endeavor as president of the CCE.”

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About FEMSA

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes all drugstores and related operations, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

January 18, 2019	1